Exhibit 1.2

First Amendment

At-The-Market Issuance Sales Agreement

This First Amendment to At-The-Market Issuance Sales Agreement (this “Amendment”) is entered into on April 14, 2025 (the “Effective Date”) by and between Ascendiant Capital Markets, LLC (the “Agent”) and Duos Technologies Group, Inc., a Florida corporation (the “Company”). Defined terms used herein have the definitions assigned to them in the At-The-Market Issuance Sales Agreement between the parties dated May 17, 2024 (the “Sales Agreement”).

1.                 The amount of Placement Shares that may be sold under and pursuant to the terms of the Sales Agreement is increased by $8,850,000 (combined with the $7,500,000 previously sold results in a total of $16,350,000).

2.                 Other than as set forth herein, the terms and conditions of the Sales Agreement shall remain in full force and effect.

If the foregoing correctly sets forth the understanding between the Company and the Agent, please so indicate in the space provided below for that purpose, whereupon this letter will constitute a binding agreement between the Company and the Agent.

Very truly yours,

DUOS TECHNOLOGIES GROUP, INC.

By:	/s/ Charles P. Ferry
Name:	Charles P. Ferry Chief Executive Officer
Title:

ACCEPTED as of the date first-above written:

ASCENDIANT CAPITAL MARKETS, LLC

By:	/s/ Bradley J. Wilhite
Name:	Bradley J. Wilhite Managing Partner
Title: